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CUSIP NO. 026649-10-3                 13D                           PAGE 1 OF 4


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                           AMERICAN HOMEPATIENT, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   026649-10-3
                                 (CUSIP Number)

                                 ALLAN C. SILBER
                           Exchange Tower, Suite 1300
                              130 King Street West
                        Toronto, Ontario, Canada, M5X 1E3
                                 (416) 866-3000
                     (Name, Address and Telephone Number of
                          Person Authorized to Receive
                           Notice and Communications)

                               SEPTEMBER 10, 2001
                      (Date of Event which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                         (Continued on following pages)



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CUSIP NO. 026649-10-3                 13D                           PAGE 2 OF 4



(1)      NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         ALLAN C. SILBER

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)      [  ]
                                                               (b)      [  ]
(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS
         N/A

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         PURSUANT TO ITEMS 2(d) or (e)                                  [  ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         CANADA

NUMBER OF SHARES           (7)              SOLE VOTING POWER
                                           507,823  (SEE ITEM 5)

BENEFICIALLY               (8)              SHARED VOTING POWER
                                             -0-  (SEE ITEM 5)

OWNED BY EACH              (9)              SOLE DISPOSITIVE POWER
                                             507,823  (SEE ITEM 5)

REPORTING PERSON           (10)             SHARED DISPOSITIVE POWER
                                               -0-  (SEE ITEM 5)

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         507,823 SHARES OF COMMON STOCK  (SEE ITEM 5)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 [   ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROLE (11)
         3.1%  (SEE ITEM 5)

(14)     TYPE OF REPORTING PERSON
         IN



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CUSIP NO. 026649-10-3                 13D                           PAGE 3 OF 4




                                  SCHEDULE 13D

         This fourth amendment to Schedule 13D (this "Fourth Amendment") amends an initial statement on Schedule 13D filed by reporting person on February 7, 1994 (the "Original Schedule 13D), as amended by Amendment No. 1 to Schedule 13D, dated October 3, 1995 (the "First Amendment"), as amended by Amendment No. 2 to Schedule 13D, dated June 5, 1996 (the "Second Amendment"), and as amended by Amendment No. 3 to Schedule 13D, dated April 30, 2000 (the "Third Amendment"), with respect to the common stock of American HomePatient, Inc. (the "Issuer").

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the close of business on September 10, 2001, Mr. Silber beneficially owned, in the aggregate, 507,823 shares of the Issuer's common stock constituting 3.1% of the outstanding shares of the Issuer's common stock, based upon 16,397,389 shares outstanding (the number of shares outstanding as reported in the Issuer's quarterly report on Form 10-Q as filed with the SEC on May 14, 2003).

         (c) During the months of July, August and September of 2001, Mr. Silber sold approximately 376,116 shares of the Issuer's common stock in open market transactions.

         (e) As of September 10, 2001, Mr. Silber ceased to be the beneficial owner of more than five percent (5%) of the Issuer's common stock.



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CUSIP NO. 026649-10-3                 13D                           PAGE 4 OF 4




                                    SIGNATURE

        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:   June 5, 2003



                                  /s/ Allan C. Silber
                                  ---------------------------------------
                                  Allan C. Silber, Individually